

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 29, 2010

<u>**Via U.S. mail and facsimile**</u>

John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

      Re: **The Eastern Company**
             Form 10-K for the year ended January 2, 2010
             Filed March 11, 2010
             File No. 0-599

Dear Mr. Sullivan:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief